John Hancock Municipal Securities Trust
601 Congress Street
Boston, MA 02210-2805

February 10, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Municipal Securities Trust (the “Trust”) — File Nos. 033-32246 and 811-05968 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on January 27, 2017, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 48 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 52 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 13, 2016, accession no. 0001133228-16-014568 (the “Amendment”). The Amendment relates to the registration of Class I shares of each of John Hancock High Yield Municipal Bond Fund (“High Yield Municipal Bond Fund”) and John Hancock Tax-Free Bond Fund (“Tax-Free Bond Fund”), each a series of the Trust (each, a “Fund” and, together, the “Funds”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment. Also, unless otherwise noted, the following comments and responses relate to each Fund.

Comments applicable to both Funds

General Comments

1.	Comment — Please provide the exchange ticker symbol for Class I shares of the Fund on the front covers of the Fund’s prospectus and Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of Class I shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

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2.	Comment — Please fill in missing information and remove brackets around information provided in the prospectus and the SAI.

Response — The Trust has made the requested change.

Prospectus Comments

3.	Comment — Under “Fund Summary — Fees and expenses,” if the Trust intends to designate Class I shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions described in that letter have been satisfied.

Response — The Trust does not intend to designate Class I shares of the Fund as “Clean Shares” for purposes of the relief provided by the Capital Group letter. Accordingly, the Trust respectfully notes that no further confirmation is necessary in response to this comment.

4.	Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please either delete footnote no. 1 or disclose in the footnote any projected expenses that are unique to Class I shares.

Response —The Trust believes the footnote appropriately and adequately informs shareholders that the stated “other expenses” are estimated for the Fund’s first year of operations and that investors could find this information useful when making an investment decision. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Under “Fund Summary — Principal investment strategies” and “Fund Summary — Principal risks,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

6.	Comment — Under “Fund Summary — Principal investment strategies” it is stated that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% Policy.

Response — The Trust reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

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7.	Comment — If the Fund uses derivatives to count towards the Fund’s 80% Policy, please consider adding principal risk disclosure that investing in derivatives does not generate tax-free income.

Response — Because the Fund intends to satisfy its 80% Policy by investing 80% of its net assets (plus borrowings for investment purposes) in tax-exempt securities, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Under “Fund Summary — Principal investment strategies” please add disclosure regarding general obligations bonds as a principal strategy as there is principal risk disclosure regarding these investments.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

9.	Comment — Under “Fund Summary — Past performance” please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — Under “Fund Summary — Past performance” in the “Calendar year total returns” chart, please revise the headings to refer to Class A rather than Class I.

Response — The Trust believes that there is sufficient and appropriate disclosure regarding the fact that the information presented represents Class A performance and that referring to Class I in the heading to “Calendar year total returns” is appropriate and not misleading. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

11.	Comment — Under “Fund Details — Principal risks of investing,” please consider adding corresponding disclosure related to the Fund’s permitted investments in taxable and tax-free investment-grade short term securities, as described under “Fund Details— Principal investment strategies.”

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

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12.	Comment — Under “Fund Summary — Taxes,” please disclose why a portion of the Fund’s distributions may be subject to federal income tax.

Response — The Trust respectfully notes that under “Fund summary—Principal investment strategies,” it is disclosed that the Fund may invest in securities subject to the alternative minimum tax (AMT), which will result in taxable income. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — Under “Fund details — Temporary defensive investing,” please explain the reason for the following disclosure: “At the end of each quarter of the fund's taxable year, these investments cannot exceed 50% of the fund's total assets.”

Response — In abnormal circumstances, the Fund may elect to invest 20% or more of its net assets in cash or investment-grade short term securities for defensive investment purposes. As a result, the Fund could invest in securities that pay taxable income rather than tax-exempt interest. In order to qualify as a fund that pays tax exempt-interest dividends, Section 852(b)(5) of the Internal Revenue Code of 1986, as amended, requires that at the close of each quarter of the Fund’s taxable year, at least 50% of the value of the Fund’s total assets must consist of bonds that pay tax-exempt interest.

14.	Comment — Under “Fund details — Principal investment strategies,” it is stated that “[f]or liquidity and flexibility, the fund may invest up to 20% of its net assets (plus any borrowings for investment purposes) in taxable and tax-free investment-grade short-term securities.” Please add principal risk disclosure corresponding to this investment strategy.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

15.	Comment — Under “Who’s who — Additional information about fund expenses,” please delete the following phrase from the first sentence of the second paragraph, “In addition to any expense waivers and/or reimbursement arrangements described in ‘Fund summary - Fees and expenses’ on page 2 of this prospectus,” because there are no expense limitation arrangements disclosed in the fee table.

Response — The Trust believes that the use of the word “any” in the cited phrase reasonably conveys that there may not be any expense limitations described in the fee table. As many John Hancock funds do have contractual expense limitation arrangements that are described in their fee tables, in the interest of uniformity of disclosure across funds, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — Under “Who’s who — Additional information about fund expenses,” please delete the phrase “that may not be waived” at the end of the second paragraph.

Response — The Trust believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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17.	Comment — Under “Financial highlights” please replace the phrase, “last reporting period” with “date of this prospectus.”

Response — The Trust has made the requested change.

18.	Comment — The first paragraph of “Transaction policies — Limitation on exchange activity” states that “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Under “Dividends and account policies — Taxability of dividends,” please consider revising the disclosure to account for the Fund’s principal investment objective, which is to seek a high level of current income that is largely exempt from federal income tax, consistent with the preservation of capital.

Response — The Trust has made the requested change.

20.	Comment — Under “For More Information — Annual/semiannual reports to shareholders,” please consider revising the second sentence of this section.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

SAI Comments

21.	Comment — Under “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17(a) of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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22.	Comment — Please revise the “Compensation Table” under “Those Responsible for Management” to include all columns set forth in Item 17(c) of Form N-1A.

Response — Because there are no pension or retirement benefits for which Trustees of the Trust are eligible, there is no information to report regarding such benefits, as called for by the table as described in Item 17(c). Accordingly, the Trust respectfully declines to make any changes in response to this comment.

23.	Comment — In the table under “Those Responsible for Management — Trustee Ownership of Shares of the Fund,” please state each Trustee’s ownership of the Fund and other funds in the complex with the dollar ranges set forth in Item 17(b)(4) of Form N-1A rather than stating a letter that references the dollar range.

Response — The Trust believes that the disclosure of Trustee ownership of the Fund and other funds in the complex in the SAI is responsive to Item 17(b)(4) of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

24.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

Specific Comments for High Yield Municipal Bond Fund

Prospectus Comments

25.	Comment — Under “Fund Summary — Principal investment strategies,” please clarify how the Fund will calculate municipal securities towards its 80% Policy. The staff respectfully notes that “Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (December 14, 2001)” states that the term “high-yield” together with a term (i.e. “municipal”) suggests that such a fund would pursue a “high yield” investment strategy more than other municipal or tax-exempt bond funds.

Response — The guidance to which this comment refers states that “a fund that uses the term ‘high-yield” in conjunction with a term such as ‘municipal’ or ‘tax-exempt’ that suggests that the fund invests in tax-exempt bonds would not be required to invest at least 80% of its assets in bonds that meet these rating criteria.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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26.	Comment — Under “Fund Summary — Past performance” in the “Average annual total returns” chart, please consider reordering the benchmarks or clarifying why Bloomberg Barclays Municipal Bond Index is presented as the primary benchmark when Bloomberg Barclays High Yield Municipal Bond Index appears to align more closely with the Fund’s investment strategies.

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

27.	Comment — Under “Who’s who — Investment advisor,” please disclose if the Fund intends to rely on the “Manager of Managers” exemptive relief on which other John Hancock funds rely.

Response — Because the Fund does not rely on “Manager of Managers” exemptive relief, no changes are necessary in response to this comment.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 663-4311.

Sincerely,

/s/ Thomas Dee

Thomas Dee, Assistant Secretary of the Trust